Exhibit 99.8

Jefferson County, Colorado Selects NICE Inform for New Consolidated
9-1-1 Center Merging Eight Regional Centers

JeffCom will deploy Next Generation 9-1-1-ready NICE solutions for multimedia recording, incident reconstruction and quality assurance to ensure excellent service and public safety for fourth largest County in Colorado

Hoboken, N.J. – December 12, 2017 – NICE (Nasdaq: NICE) announced today that the Jefferson County Consolidated Communications Center Authority (JeffCom) will be deploying the full suite of NICE Inform communications recording and incident intelligence solutions to ensure the highest levels of service and public safety for residents of Jefferson County, Colorado.

The center, which will phase in during early 2018, merges eight regional Public Safety Answering Points (Arvada Fire, Arvada Police, Evergreen Fire, Golden Police, Jefferson County Sheriff, Lakewood Police, West Metro Fire and Wheat Ridge Police) into a single consolidated 9-1-1 center to better serve the citizens of Jefferson County. The 24/7/365 consolidated center will be the primary call-taking point for all of Jefferson County and will provide dispatch services for an additional fourteen police and fire agencies. Known as ‘The Gateway to the Rocky Mountains,’ Jefferson County covers a 774-square mile area and is the fourth most populous county in Colorado, with over 600,000 residents.

“NICE has enjoyed a very solid reputation with our various County agencies, even prior to our regionalization initiative, so it only made sense to bring NICE to the table,” said Jeff Streeter, Executive Director, JeffCom.

“The JeffCom consolidated center is a vital link between the citizens of Jefferson County and our emergency responders,” Streeter added. “We have an obligation to the community we serve, and also to our first responders, to provide quality of life and safety. Our goal is to provide excellence in customer service using technology and resources. We’re committed to ensuring excellence in every aspect of what we do, and NICE is helping us achieve this goal.”

“We applaud everyone at JeffCom for the work they’re doing to improve service and safety for the citizens and first responders of Jefferson County,” said Chris Wooten, Executive Vice President, NICE. “We look forward to supporting JeffCom in this mission, as we have for thousands of other emergency communications centers around the globe.”

JeffCom and NICE Inform: Ensuring Excellent Service
JeffCom will be the frontline for handling all county-wide emergency calls when the consolidated center goes live in early 2018. JeffCom will rely on NICE’s Quality Assurance (QA) solution, NICE Inform Evaluator, to ensure the highest levels of service. NICE Inform Evaluator combines automated, rules-based QA call selection with a form builder for creating customized evaluation forms to review and score telecommunicator calls. Results of evaluations are automatically tabulated and can be used to identify coaching and training gaps, while also improving feedback and employee retention. With the addition of NICE Screen Recording, JeffCom supervisors will be able to hear what was said and also see what was happening on telecommunicators’ workstations as they processed calls.

JeffCom supervisors can also reduce the emergency dispatch case review process by fifty percent by taking advantage of NICE Inform’s seamless integration to Priority Dispatch’s AQUA Evolution® (which enables convenient playback and review of audio recordings directly within the AQUA interface).

As the eight agencies merge into one consolidated center, JeffCom will also need to process large volumes of audio reproduction requests for district attorneys, detectives, media and private citizens. NICE Inform will streamline this process as well by providing a complete, true record of incidents, which can be securely and easily shared.

JeffCom and NICE Inform: Ready for Today and What’s Next
The NICE solutions anchor on other JeffCom technology investments to create an IP-based, fully interoperable and NG9-1-1-ready public safety environment. NICE Inform is fully compatible with JeffCom’s Motorola and Harris P25 IP radio systems, as well as JeffCom’s Airbus DS VESTA® 9-1-1 system (which supports VoIP, and future Text-to-911 and NG9-1-1 communications). NICE has certified integrations with all of these future-ready communications platforms.

Streeter further stated: “Text-to-911 is one of our near-term goals. We’re definitely going to be moving into Next-Gen once we’ve completed our transition to a consolidated center. Our NICE solutions have set us up nicely for that.”

About The Jefferson County Consolidated Communications Center Authority (JeffCom)
The Jefferson County Consolidated Communications Center Authority (JeffCom) is the centralized 9-1-1 communications center for Jefferson County, Colorado. The center, which will go live in early 2018, merges eight Public Safety Answering Points (PSAPs) into one consolidated communications center to better serve the citizens of Jefferson County. The center also contracts to provide dispatch services for fourteen other police and fire agencies within Jefferson County. As the ‘Gateway to the Rocky Mountains,’ Jefferson County, Colorado, is one of the 64 counties in Colorado. With a population of approximately 600,000, it is the fourth-most populous county in Colorado. According to the U.S. Census Bureau, the county has a total area of 774 square miles. More info at: http://jeffcom911.org/.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-44425, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.